JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

1st March 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of the 2004 Preliminary Announcement of Results issued today in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

3/14



Jardine Matheson


SEC MAIL
RECEIVED
MAR 07 2005
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Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

1st March 2005
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Matheson Holdings Limited
2004 Preliminary Announcement of Results

Highlights

- Underlying earnings per share up 35% to US¢112.20
- Strong contributions across the Group
- Hongkong Land property portfolio value increases 32%
- Full-year dividend up 21%

"Jardine Matheson's aim remains to build its prosperity on soundly financed businesses which are market leaders in their field, principally in Asia. There has been a satisfactory start to 2005 and the prospects for the year are encouraging, although the rate of earnings growth is expected to moderate after the strong performance in 2004."

Henry Keswick, *Chairman*
1st March 2005

The basis of calculation of underlying earnings is set out on page 24.

The final dividend of US¢31.50 per share will be payable on 11th May 2005, subject to approval at the Annual General Meeting to be held on 5th May 2005, to shareholders on the register of members at the close of business on 18th March 2005 and will be available in cash with a scrip alternative. The ex-dividend date will be on 16th March 2005, and the share registers will be closed from 21st to 24th March 2005, inclusive.

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong



Jardine Matheson Holdings Limited

Preliminary Announcement of Results For The Year Ended 31st December 2004

Overview

The Group's principal businesses performed well in 2004 to produce an excellent set of results, enabling Jardine Matheson to report record earnings and net assets per share.

Performance

Jardine Pacific's profits rose strongly as most of its operations benefited from improving economic conditions. Jardine Motors' continuing businesses performed satisfactorily, although its profit contribution fell due to recent disposals. Dairy Farm enjoyed another excellent year, with significant growth in its Hong Kong supermarket, convenience and health and beauty stores and in its Southeast Asian operations. Hongkong Land's balance sheet was strengthened by a substantial revaluation of its investment properties and profits rose, with earnings from residential sales more than offsetting continuing negative rent reversions. Mandarin Oriental benefited from increased travel, although its development programme again affected immediate profitability. Jardine Cycle & Carriage showed outstanding growth as Astra achieved another excellent result; at the Jardine Matheson level, its contribution was enhanced by increased shareholdings in both companies. In difficult markets, Jardine Lloyd Thompson's earnings fell in sterling terms, but its contribution to the Group rose on translation into dollars.

Underlying profit rose 30% to US$394 million in 2004. On a per share basis, underlying earnings rose 35% to US¢112.20, enhanced by the effect of share repurchases. Adjusted net assets per share rose 51% to US$11.08, due mainly to property revaluations.

Profit attributable to shareholders for the year was US$947 million. The Company's share of a 32% increase in the valuation of Hongkong Land's investment properties in 2004 was US$484 million, which under international accounting rules is required to be taken through the profit and loss account rather than directly to reserves. The net result also benefited from a value added tax refund in the United Kingdom and the sale of investment properties and other disposals, partially offset by asset impairments, including a write-down to market value of listed investments.

The Board is recommending a final dividend of US¢31.50 per share, which together with the interim dividend of US¢8.50 per share gives a total for the full year of US¢40.00 per share, an increase of 21% compared with US¢33.00 per share for the prior year.

Developments

In recent years the Group has concentrated its resources in businesses where the Group enjoys strong market positions and relationships. An increased emphasis on Southeast Asia has proved well timed and has helped broaden the Group's earnings base, both geographically and in product terms.

Jardine Pacific's diverse businesses have been streamlined and now produce good returns on shareholders' funds. Jardine Motors has re-positioned itself in the United Kingdom to concentrate on luxury marques, as it already has in Hong Kong and Southern China. JLT continues to be an innovative participant in its market, being of a size to be flexible and responsive to its customers' requirements. Dairy Farm has expanded rapidly by providing retail formats well tailored to local shopping preferences. Hongkong Land is again seeing values and rental levels climb in its Central District portfolio in Hong Kong, boding well for positive rent reversions within the next 12 months. Mandarin Oriental's development strategy is of a long-term nature, although its luxury brand is well established in international markets and we anticipate considerably better returns over the next few years. Jardine Cycle & Carriage is now focused on Southeast Asia, primarily through its 48% investment in Astra, which has been built up through market purchases. Astra itself, after its successful financial restructuring, is in a position to develop and add to its range of businesses.

The Group's operating cash flows continued to be strong in 2004, supplemented by the proceeds from selective disposals, enabling the Group to combine an across-the-board capital expenditure programme with dividend growth and sustained investment in the shares of Group companies. Share purchases, made when favourable opportunities arise, are designed to concentrate resources on the Group's principal businesses as well as to improve earnings or net assets per share.

Prospects

The Group structure enables the Board to take a long term view of both assets and earnings in a stable environment. This has contributed to the achievement of an above average rate of growth in shareholder value over the last 15 years.

In conclusion, the Chairman, Henry Keswick said, "Jardine Matheson's aim remains to build its prosperity on soundly financed businesses which are market leaders in their field, principally in Asia. There has been a satisfactory start to 2005 and the prospects for the year are encouraging, although the rate of earnings growth is expected to moderate after the strong performance in 2004."

Managing Director's Review

Another Good Year

It was another good year for the Jardine Matheson Group in 2004 for earnings and operational development. While this was due in part to stronger markets in Asia, it also reflects the improvements that have taken place within our businesses in recent years. Most of these are now successful leaders in their chosen market sectors and are actively building upon their relative positions.

The Group's policy has been to complement its investments in North Asia with the pursuit of opportunities in South Asia, thereby broadening its earnings base. This has led to a substantial increase in contributions from Southeast Asia, which in 2004 accounted for 40% of the Group's underlying profit as compared with less than 10% five years ago.

It will not be easy to repeat the high levels of growth in earnings per share achieved in recent years. But stretching targets are being set for our businesses, and it is our aim to continue to be one of the best performing companies when measured against our peers in the Region.

Business Performances

The largest individual contribution to the Group's results in 2004 was from Jardine Cycle & Carriage ('JC&C'), which achieved an underlying profit of US$294 million in 2004, with Astra's share rising by 56% to US$224 million. JC&C continued to realign its business portfolio during the year and to increase its shareholding in Astra, which now stands at 48%. Astra's motor and palm oil operations are performing well, and it has resumed its strategic development in Indonesia following a return to full financial health. In late 2004, in an expansion of its successful financial services interests, Astra invested some US$190 million to acquire a 32% interest in Bank Permata, with its joint venture partner Standard Chartered Bank taking an equivalent stake. JC&C's motor businesses are now concentrated within Southeast Asia following the sale of its New Zealand and remaining Australian operations and the acquisition of additional interests in Malaysia and Indonesia. Agreement was reached to extend its exclusive Mercedes-Benz retail franchise for Singapore to 2010. In the property sector, the group is withdrawing from investment property to focus on higher yielding residential developments in Singapore and Malaysia, and surplus funds released in this process by MCL Land are being returned to shareholders by way of a special dividend.

There was further progress at Dairy Farm as it built on its positive trend of recent years with increases in sales and earnings in both its operating regions of North Asia and South Asia. The improvements are due to its consistent strategy of focusing on retailing in Asia with multiple formats tailored to local needs. Dairy Farm has leading market positions in Hong Kong, Indonesia, Malaysia, Singapore and Taiwan, and is developing in Mainland China,

Korea and India. Also key to its success is its development of efficient shared support functions. In view of its continuing strong cash flow and surplus liquidity, the company is to return value to shareholders with the payment of a special dividend.

Strong economic growth in the Region, particularly in Hong Kong, enabled Jardine Pacific to produce good profit growth from its business interests, the only material exception being in the construction sector, where the market remained weak. HACTL achieved another record year of throughput, and the restaurant operations returned an outstanding performance. Jardine Pacific streamlined further its portfolio and restructured both its engineering and airport services operations, which has led to improved performance. Going forward, Jardine Pacific will be concentrating its resources primarily on those established operations that have the potential for sustained profit growth, although it will consider other opportunities if suitable new ventures are identified.

Hongkong Land has taken advantage of the attraction of Hong Kong's Central District to build market share, while at the same time maximizing the value in its core portfolio with innovative developments. The full benefits of this policy, however, will not be felt until 2006 and 2007, since rents, although recovering, have not yet reverted to pre-recession levels. Regular investment in its retail portfolio has also enabled the group to benefit from the growth in retail spending in Hong Kong and to maintain its premier position at the high end of the market. Hongkong Land is now looking to expand its grade A commercial and retail expertise in other markets in Asia, such as Singapore and Bangkok. In parallel with investing in its commercial and retail assets, Hongkong Land has also been growing a residential business. Residential sales in Hong Kong and Mainland China made an important contribution to its 2004 profit, and work continues on developing a pipeline of projects.

Due to recent disposals, Jardine Motors' trading profits declined in 2004 despite improvements in key markets. During the year its remaining business in the United States and a Ford joint venture interest in the United Kingdom were sold. The group also rationalized its Southeast Asian interests with the sale to JC&C of stakes in PT Tunas Ridean in Indonesia and Cycle & Carriage Bintang in Malaysia. Jardine Motors will continue to focus on the expansion of its Mercedes-Benz network in Southern China and the development of its Hyundai passenger car distributorship in Hong Kong. In the United Kingdom, following the streamlining of its dealerships, the group will concentrate on its upmarket and specialist operations and will invest in improved facilities at its recently acquired businesses.

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Jardine Lloyd Thompson ('JLT') grew its revenues in 2004 and there were good performances from most of its retail and employee benefits activities. Its overall profits declined in sterling terms, however, due to a combination of adverse factors that led to a marked, if unexpected, second half reduction in the profitability of its risk & insurance business. Despite this, JLT's contribution to the Group result rose on translation into dollars. Its underlying businesses remain strong and with its recognized position in the industry there are opportunities for expansion at a time of overall turmoil in insurance markets arising from legal action by the New York Attorney General. Towards the end of the year, JLT acquired majority holdings in broking companies in Mexico, Colombia and Peru.

A revival in corporate and leisure travel in 2004 led to a recovery in hotel occupancy in international markets and improved results for Mandarin Oriental, most of whose hotels enhanced or maintained their competitive positions. Progress was also made towards achieving the goal of operating 10,000 rooms in key destinations and of being recognized as one of the world's leading luxury hotel groups. The group fully opened its latest US properties in New York and in Washington D.C. in 2004, creating new benchmarks in those markets, and announced new management contracts for hotels in Paris, Prague, Chiang Mai in Thailand and Riviera Maya in Mexico. With 21 hotels in operation and a further five hotels under development, Mandarin Oriental now comprises a geographically diversified portfolio of almost 8,000 rooms.

The Group's businesses are structured with independent balance sheets designed to allow them the resources to pursue active development programmes, through both organic growth and acquisitions. With Asian economies currently experiencing something of a return to the growth rates they enjoyed before the 1997 crisis, there should be scope for good returns over the medium term, provided there are no material political setbacks.

Investing in Group Shares

The Group has continued to purchase and repurchase shares in line with the strategy of allocating resources to increase stakes in Group companies when this can be accomplished on attractive terms. Jardine Strategic increased to 60% its interest in Jardine Cycle & Carriage, which has itself increased its stake in Astra from 37% to 48%. Further shares were acquired in Jardine Strategic, Hongkong Land and Dairy Farm, and most recently in Mandarin Oriental upon conversion of its bonds in February 2005. Jardine Matheson and Jardine Strategic both repurchased their own shares.

Contribution from Our People

The success of the Group is founded upon strong and disciplined management teams that are focused on sustained value creation for shareholders and well trained and committed staff in each of our businesses.

Each business is expected to operate to high standards of customer care, employee opportunity, risk management and ethical compliance. This is reflected in their codes of conduct and also represents the shared values of the Jardine Matheson Group.

Prospects

The past year brought together a combination of positive factors that have enabled the Group to reach record levels of earnings and net assets per share. While medium-term prospects remain encouraging, and 2005 has started satisfactorily, neither Hongkong Land nor Mandarin Oriental will see a return to historical levels of profitability for some time, as the rent reversionary cycle runs its course and new hotels become established. It is therefore necessary to enter a word of caution about the Group's immediate rate of growth. The Group, however, is soundly financed and faces the future with a high degree of confidence.

Percy Weatherall
Managing Director
1st March 2005

Jardine Pacific

Most of Jardine Pacific's businesses benefited from strong economic growth in 2004, particularly in Hong Kong, and underlying profit rose 22% to US$94 million. Shareholders' funds were reduced by 18% to US$326 million following distributions of US$211 million. The return on average shareholders' funds, excluding non-recurring items, rose to 26%.

The following is summary financial information of Jardine Pacific's larger businesses:

	Underlying profit		Shareholders' funds	
	2004	2003	**2004**	2003
	US$m	US$m	**US$m**	US$m
EastPoint	**3**	4	**8**	7
Gammon	**(8)**	1	**39**	42
HACTL	**29**	22	**105**	103
Jardine Aviation Services	**8**	4	**14**	14
Jardine Engineering Corporation	**11**	5	**29**	66
Jardine OneSolution	**8**	4	**23**	26
Jardine Property Investment	**3**	4	**99**	118
Jardine Restaurants	**20**	12	**2**	6
Jardine Schindler	**11**	13	**26**	23
Jardine Shipping Services	**9**	6	**12**	10
Pacific Finance	**4**	2	**34**	32
Other Interests	**5**	10	**35**	48
	103	87	**426**	495
Corporate	**(9)**	(10)	**(100)**	(97)
	94	77	**326**	398

HACTL produced another excellent result as the Pearl River Delta generated record cargo volumes. A restructuring led to reduced costs within JARDINE AVIATION, which also benefited from increased activity at the Hong Kong International Airport and a major new customer. River Trade Terminal, in which the group has a 14% investment, continued to face a difficult operating environment. JARDINE SHIPPING increased its contribution as rates firmed.

GAMMON had a difficult year with a number of problematic projects and a delay in the receipt of claim income culminating in a net loss. In July, Balfour Beatty of the United Kingdom became Jardine Pacific's partner in the business. A slow construction market in Hong Kong also led to a lower contribution from JARDINE SCHINDLER despite improvements elsewhere in the Region. JARDINE ENGINEERING CORPORATION's result rose following restructuring and better returns from its operations in Hong Kong, Thailand and the Philippines.

JARDINE ONESOLUTION's working capital management improved further, but earnings were flat. JARDINE RESTAURANTS achieved an excellent result with all territories producing increased store margins and turnover, although its earnings will be significantly lower in 2005 following the sale of its Hawaiian operations in December.

EASTPOINT's profit declined following the expiry of two major contracts. PACIFIC FINANCE benefited from low interest rates and reduced doubtful debt provisions, while JARDINE PROPERTY INVESTMENTS' result was down following further sales of residential properties. The group's other interests performed in line with expectations. During the year, Jardine Pacific sold its interests in UTL, an inland container terminal in Taiwan, Caterpillar dealerships in Taiwan and Hawaii, Pizza Hut and Taco Bell franchises in Hawaii, its remaining wines and spirits interests, and its shares in Pacific Basin.

Jardine Motors Group

Jardine Motors' underlying net profit from continuing businesses was steady at US$36 million. In addition, the overall results benefited from a US$46 million repayment of Value Added Tax in the United Kingdom relating to vehicles sold between 1973 and 1996 following a successful industry test-case.

A number of disposals were made during the year, including the sale of an interest in Polar Motor Group in the United Kingdom and the Beverly Hills dealership in California. The group also rationalized its Southeast Asian interests with the sale of a 34% stake in PT Tunas Ridean in Indonesia and a 12% interest in Cycle & Carriage Bintang in Malaysia to Group affiliate, Jardine Cycle & Carriage. Jardine Motors' activities are now in Hong Kong, Mainland China and the United Kingdom.

In Hong Kong, Zung Fu performed relatively well as the new car market improved and its aftersales remained strong. In the first year of its exclusive Hyundai passenger car franchise in Hong Kong costs were incurred in the promotion of the brand. The Mercedes-Benz operations in Macau had another good year with strong new car deliveries. In Southern China, the Mercedes-Benz distribution joint venture, Southern Star, achieved higher sales in a difficult market, while Zung Fu's service centres continued their improving performance.

In the United Kingdom, the dealership operations showed a modest improvement despite a more difficult new car market and the vehicle leasing business had another good year. The overall results were enhanced by the strength of sterling. The revised accounting policy on retirement benefits has resulted in the recognition through reserves of a net deficit of US$60 million relating to the defined benefit pension scheme. Future exposure has been restricted, and the impact on the balance sheet has been partly mitigated by the US$46 million tax repayment. The franchise reorganization in the United Kingdom is now largely complete, but the cost of integrating recent acquisitions and a more difficult market may restrain growth in profitability in the near term.

Jardine Lloyd Thompson

Jardine Lloyd Thompson's turnover rose by 9% in 2004 to £468 million, up 12% at constant rates of exchange. Trading profit, being turnover less expenses and excluding exceptional items and goodwill amortization, was £84 million, down from £93 million in the prior year; while profit before tax, exceptional items and goodwill amortization was £100 million, compared to £111 million in 2003. The figures for both periods reflect the adoption of revised UK accounting standards. A combination of factors led to the reduction in earnings, including a marked second half reduction in the profitability of JLT's Risk Solutions business. The results, however, benefited from good performances in most of JLT's retail and employee benefits operations.

JLT's revenues from Risk & Insurance grew by 10% to £384 million, although the trading environment proved difficult. The insurance market softened at a faster rate than had been anticipated earlier in the year, which, coupled with lower reinsurance revenues in the United Kingdom and the United States, and the continued weakness of the US dollar, had a significant impact on overall profitability. Elsewhere in the United Kingdom, and in Australasia, Canada and Brazil, JLT achieved good growth and the US specialty retail business also made progress.

The results for 2004 reflect only a marginal effect of the developments in Latin America where, in December, JLT acquired majority holdings in insurance and reinsurance broking companies, initially focusing on Mexico, Colombia and Peru.

Revenue from Employee Benefits grew by 9% to £83 million. The business in the United Kingdom continued to make progress in revenue growth and in improvement of the trading margin. In the United States there was modest underlying growth in revenue, and profitability also improved due to continued cost control.

Hongkong Land

Hongkong Land's underlying earnings rose by 13% to US$197 million. Net rental income fell by 6% as negative reversions continued to work through the group's Hong Kong office portfolio despite a market recovery, although the retail component rose by 9%. The lower income from Hongkong Land's commercial business was, however, more than offset by profits from residential sales. With improving rents and falling yields on capital transactions, the external valuation of the group's investment property portfolio increased by 32% in the year to 31st December 2004. Under IFRS, a surplus, before the provision for tax, of US$1,701 million was credited to group profit, producing a net profit of US$1,688 million for 2004.

The take-up of new office stock in Hong Kong's Central District led to a rebound in office rents in 2004. The retail market, which had recovered earlier than the office sector, continued to perform well as local consumer spending added to the beneficial effect of increased tourist arrivals. Hongkong Land is continuing to invest in its core commercial assets against a background of an improving cycle in the Hong Kong office and retail property markets. It is currently developing additional retail and office space and a luxury hotel in the Landmark complex to be managed by Mandarin Oriental, with phased completion during 2005 and 2006. Provided the current positive trend is maintained, rental reversions should begin to enhance earnings within the next 12 months.

The office market in Singapore also began to recover, albeit more slowly than in Hong Kong, and the group's joint-venture development at One Raffles Quay has pre-committed its first tenants. In the residential sector, Hongkong Land completed sales of most of the second phase of Central Park in Beijing, while in Hong Kong most of its residential units have been sold and handed over to buyers. The group intends to grow this business, although future earnings from residential sales will fluctuate as the scale of completions varies from year to year.

Dairy Farm

Dairy Farm achieved good growth in sales and earnings in 2004 as it continued the successful strategy of concentrating on developing retail operations in Asia. Growth was assisted by an improved economic climate, and acquisitions made in recent years also contributed significantly to its performance. Sales, including associates, increased by 14% to US$5 billion and underlying profit rose by 29% to US$165 million. The net profit of US$251 million was enhanced by exceptional gains of US$86 million arising from disposals, predominantly the sale of the group's Hong Kong ice manufacturing business and several surplus properties. Benefiting from the asset sales, the group returned to a net cash position by the year end. In view of its continuing strong cash flow and surplus liquidity, the company is to return US$334 million to shareholders by way of a special dividend.

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In Southeast Asia, sales rose by 27% and profits by 43%. The acquisition of Shop N Save in late 2003 contributed to a substantial increase in sales and earnings in Singapore, complementing good performances from the other major banners. Organic store growth and maturing acquisitions also led to a strong year in Malaysia. The group's direct shareholding in its Indonesian listed affiliate, PT Hero Supermarket Tbk, was increased from 12% to 33% through a tender offer in January 2005, and a further 25% interest is held through exchangeable bonds. Hero expanded its Giant hypermarket business in 2004 and took further steps to improve the performance of its supermarkets.

In North Asia, growth was achieved in most businesses as sales for the Region increased by 8% and operating profit rose by 42%. In Hong Kong, all banners produced higher profits against a background of improved sentiment and economic conditions. In contrast, markets in Taiwan and Korea were less buoyant, although generally satisfactory results were achieved. In Southern China, the expansion of 7-Eleven continued and the operations of Mannings' health and beauty stores began in the last quarter. The development of the IKEA franchise gained momentum, with new stores in both Hong Kong and Taiwan, and further developments planned for 2005. Dairy Farm's restaurant associate, Maxim's, reported improved results in Hong Kong and continues to expand in China.

Mandarin Oriental

A sustained recovery in global travel benefited most of the Mandarin Oriental's hotels in 2004. In its Hong Kong, London, New York and Bangkok properties, higher occupancy levels led to better revenues and profit margins. The group's new hotels in New York and Washington D.C. were well received in 2004, although they will take time to realize their full potential.

Mandarin Oriental reported earnings before interest, tax, depreciation and amortization for 2004 of US$99 million, after some US$11 million pre-opening costs and initial operating losses in Washington D.C. This compares with US$69 million in 2003, which included a US$16 million business interruption insurance claim offset by some US$8 million pre-opening costs and initial operating losses. In addition, the 2004 result benefited from a US$10 million partial writeback of an impairment against the Kuala Lumpur hotel. Profit attributable to shareholders in 2004 increased to US$28 million, up from US$3 million in 2003; excluding depreciation on hotel buildings it would have been US$40 million in 2004, up from US$13 million in 2003. The company has resumed dividend payments.

Mandarin Oriental's development strategy has gathered momentum with most of its recently announced hotels being management contracts, thus requiring limited capital contributions and demonstrating the growing strength of the brand. The group is moving steadily towards its target of at least 10,000 rooms in major cities and resort destinations around the world, with over 7,000 currently in operation and a further 700 under development. Four new

hotels were announced in 2004: the management of Hotel Royal Monceau in Paris was assumed in June; a new resort in Northern Thailand opened in mid-December; a resort will open on the Riviera Maya in Mexico in early 2006; and a new hotel will be opened in Prague in the first half of 2006.

Of its current developments, The Landmark Mandarin Oriental, Hong Kong will open in the third quarter of 2005, and Mandarin Oriental, Tokyo is now due to open before the end of 2005. Work has begun on Mandarin Oriental, Boston, which is expected to open in 2007. The Oriental, Singapore is nearing completion of its major renovation, and a US$110 million renovation programme for Mandarin Oriental, Hong Kong is to be undertaken beginning at the end of 2005.

Jardine Cycle & Carriage

Jardine Cycle & Carriage recorded strong growth in underlying profit in 2004, up 58% at US$294 million. This growth was primarily due to Astra's contribution increasing 56% to US$224 million; enhanced by JC&C's increased shareholding which now stands at 48%. A change in the basis of profit recognition of property development also had a positive effect. Underlying earnings per share rose 37%, a lower rate of increase due to the effect of a rights issue in late 2003.

Astra experienced strong consumer demand in Indonesia, and the launch of new models stimulated growth in its motor businesses. There was also progress in its finance, palm oil and heavy equipment activities. Astra has now resumed its strategic development with investments in both existing and new businesses, while also making selective disposals. Astra's shareholding in United Tractors was increased to 56% through supporting its rights issue and market purchases. The refinancing together with gains on disposals, including Berau Coal, have strengthened United Tractors' balance sheet. Astra also increased its interest in Astra Agro Lestari, its quoted palm oil subsidiary, to 80%, and disposed of its remaining stake in the telecom operation, Pramindo. At the year-end Astra expanded its financial services interests in partnership with Standard Chartered Bank when each acquired direct shareholdings of 32% in Bank Permata.

JC&C's directly held motor operations produced an underlying profit of US$35 million, 3% down on 2003 which had included the write-back of warranty provisions. The trading profit benefited from the first contribution from 37%-held PT Tunas Ridean, a final contribution from Australia and growth in Singapore, where its exclusive Mercedes-Benz retail franchise has been extended to 2010. There was a decline in Malaysia, where its stake in Cycle & Carriage Bintang was increased by 12% to 59%, and the loss of the contribution from New Zealand following the sale of that business in mid-year for a gain of US$26 million.

Underlying profit from property activities was US$48 million, compared with a restated US$15 million in 2003. A change in accounting policy now requires revenue and profit on property developments to be recognized on full completion. The group's property activities are being refocused on higher yielding residential development and a number of investment properties were sold, including 78 Shenton Way by MCL Land for some US$88 million. MCL Land is to pay a special dividend to return surplus funds to shareholders, which will benefit JC&C by some US$73 million.

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Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Revenue *(note 2)*	**8,970**	8,390
Cost of sales	**(6,871)**	(6,449)
Gross profit	**2,099**	1,941
Other operating income	**330**	138
Selling and distribution costs	**(1,305)**	(1,280)
Administration expenses	**(442)**	(434)
Other operating expenses	**(198)**	(71)
Operating profit *(note 3)*	**484**	294
Financing charges	**(138)**	(129)
Share of results of associates and joint ventures excluding change in fair value of investment properties	**526**	401
Increase/(decrease) in fair value of investment properties	**611**	(315)
Share of results of associates and joint ventures *(note 4)*	**1,137**	86
Profit before tax	**1,483**	251
Tax *(note 5)*	**(100)**	(62)
Profit for the year	**1,383**	189
Attributable to:		
Shareholders of the Company	**947**	85
Minority interests	**436**	104
	1,383	189
	US¢	US¢
Earnings per share *(note 6)*		
- basic	**269.45**	23.19
- diluted	**266.62**	22.70

Jardine Matheson Holdings Limited
Consolidated Balance Sheet
at 31st December 2004

	2004 US$m	Restated 2003 US$m
Net operating assets		
Intangible assets	**377**	151
Tangible assets	**1,423**	1,521
Investment properties	**153**	359
Leasehold land payments	**476**	484
Associates and joint ventures	**4,059**	2,744
Other investments	**688**	696
Deferred tax assets	**58**	61
Pension assets	**136**	94
Other non-current assets	**1**	16
Non-current assets	**7,371**	6,126
Properties for sale	**286**	424
Stocks and work in progress	**800**	832
Debtors and prepayments	**656**	603
Current tax assets	**18**	11
Bank balances and other liquid funds	**1,300**	955
	3,060	2,825
Non-current assets classified as held for sale *(note 7)*	**149**	-
Current assets	**3,209**	2,825
Creditors and accruals	**(1,807)**	(1,809)
Current borrowings	**(507)**	(362)
Current tax liabilities	**(79)**	(57)
Current provisions	**(68)**	(65)
	(2,461)	(2,293)
Liabilities directly associated with non-current assets classified as held for sale *(note 7)*	**(1)**	-
Current liabilities	**(2,462)**	(2,293)
Net current assets	**747**	532
Long-term borrowings	**(2,382)**	(2,408)
Deferred tax liabilities	**(159)**	(158)
Pension liabilities	**(153)**	(136)
Non-current provisions	**(6)**	(12)
Other non-current liabilities	**(33)**	(27)
	5,385	3,917
Total equity		
Share capital	**148**	151
Share premium and capital reserves	**4**	3
Revenue and other reserves	**4,164**	3,056
Own shares held	**(677)**	(670)
Shareholders' funds	**3,639**	2,540
Minority interests	**1,746**	1,377
	5,385	3,917

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Jardine Matheson Holdings Limited
Consolidated Statement of Recognized Income and Expense
for the year ended 31st December 2004

	2004 **US$m**	Restated 2003 US$m
Surpluses/(deficits) on revaluation of properties	**62**	(12)
Gains on revaluation of other investments	**63**	171
Actuarial gains on defined benefit pension plans	**34**	107
Net exchange translation differences	**(24)**	88
(Losses)/gains on cash flow hedges	**(8)**	9
Tax on items taken directly to equity	**(28)**	(14)
Net income recognized directly in equity	**99**	349
Transfer to profit and loss on disposal and impairment of other investments	**124**	(4)
Transfer to profit and loss on disposal of subsidiary undertakings, associates and joint ventures	**36**	13
Transfer to profit and loss on cash flow hedges	**5**	6
Profit for the year	**1,383**	189
Total recognized income and expense for the year	**1,647**	553
Attributable to:		
Shareholders of the Company	**1,178**	374
Minority interests	**469**	179
	1,647	553

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Operating activities		
Operating profit	**484**	294
Interest income	**(14)**	(16)
Depreciation and amortization	**161**	172
Other non-cash items	**(9)**	29
Decrease in working capital	**27**	158
Interest received	**16**	15
Interest and other financing charges paid	**(111)**	(132)
Tax paid	**(65)**	(59)
	489	461
Dividends from associates and joint ventures	**241**	214
Cash flows from operating activities	**730**	675
Investing activities		
Purchase of subsidiary undertakings *(note 9(a))*	**(169)**	(338)
Purchase of associates and joint ventures *(note 9(b))*	**(388)**	(176)
Repayment of amounts due to associates and joint ventures	**-**	(78)
Purchase of other investments	**(20)**	(28)
Purchase of tangible assets	**(194)**	(219)
Purchase of investment properties	**(1)**	-
Purchase of leasehold land	**(10)**	-
Sale of subsidiary undertakings *(note 9(c))*	**210**	100
Sale of associates and joint ventures *(note 9(d))*	**49**	51
Sale of other investments *(note 9(e))*	**66**	56
Sale of tangible assets	**36**	64
Sale of investment properties	**183**	25
Sale of leasehold land	**79**	2
Cash flows from investing activities	**(159)**	(541)
Financing activities		
Issue of shares	**16**	9
Repurchase of shares	**(204)**	(119)
Capital contribution from minority shareholders	**7**	70
Grants received	**-**	4
Drawdown of borrowings	**5,636**	6,408
Repayment of borrowings	**(5,578)**	(6,567)
Dividends paid by the Company	**(69)**	(69)
Dividends paid to minority shareholders	**(64)**	(173)
Cash flows from financing activities	**(256)**	(437)
Effect of exchange rate changes	**8**	(2)
Net increase/(decrease) in cash and cash equivalents	**323**	(305)
Cash and cash equivalents at 1st January	**940**	1,245
Cash and cash equivalents at 31st December	**1,263**	940

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Jardine Matheson Holdings Limited
Analysis of Profit Contribution
for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Group contribution		
Jardine Pacific	**94**	77
Jardine Motors Group	**36**	48
Jardine Lloyd Thompson	**37**	34
Hongkong Land	**66**	62
Dairy Farm	**101**	73
Mandarin Oriental	**10**	6
Jardine Cycle & Carriage	**130**	77
Corporate and other interests	**(80)**	(72)
Underlying profit	**394**	305
Value added tax recovery in Jardine Motors Group	**46**	-
Underlying profit including value added tax recovery	**440**	305
Increase/(decrease) in fair value of investment properties	**503**	(247)
Other adjustments	**4**	27
Profit attributable to shareholders	**947**	85
Further analysis of Jardine Pacific contribution		
EastPoint	**3**	4
Gammon Construction	**(8)**	1
HACTL	**29**	22
Jardine Aviation Services	**8**	4
Jardine Engineering Corporation	**11**	5
Jardine OneSolution	**8**	4
Jardine Property Investment	**3**	4
Jardine Restaurants	**20**	12
Jardine Schindler	**11**	13
Jardine Shipping Services	**9**	6
Pacific Finance	**4**	2
Other interests	**5**	10
Corporate	**(9)**	(10)
	94	77
Further analysis of Jardine Motors Group contribution		
Hong Kong and Mainland China	**23**	23
United Kingdom	**15**	15
Corporate and other interests	**(2)**	(3)
	36	35
Discontinued businesses	**4**	11
	40	46
Leasehold land payments written off and amortization of goodwill	**(4)**	2
	36	48

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1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2004 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board.

In 2004, the Group early adopted the following IFRS which are relevant to its operations: IFRS 2, Share-based Payment; IFRS 3, Business Combinations; IFRS 4, Insurance Contracts; IFRS 5, Non-current Assets Held for Sale and Discontinued Operations; IAS 19 (amended 2004), Employee Benefits; IAS 36 (revised 2004), Impairment of Assets; IAS 38 (revised 2004), Intangible Assets; and IAS 39 (amended 2004), Financial Instruments: Recognition and Measurement.

The early adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2003, the provision of share options to employees did not result in a charge in the consolidated profit and loss account. The Group applies IFRS 2 to share options granted after 7th November 2002 and not vested as of 1st January 2004, and charges the cost of share options to the consolidated profit and loss account. The comparative figures for 2003 have been restated to reflect the change in policy.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period ranging from 5 to 20 years, and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of negative goodwill as at 31st December 2003 has been derecognized with a corresponding adjustment to the opening balance of equity. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment.

The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not impact on the prior-period financial statements.

The Group has changed its accounting policy for defined benefit pension plans to recognize actuarial gains and losses in full in the year in which they occur, outside profit or loss, in the consolidated statement of recognized income and expense as permitted by IAS 19 (amended 2004). Previously, actuarial gains and losses, to the extent of the amount in excess of 10% of the greater of the present value of the plan

1. Accounting Policies and Basis of Preparation (continued)

obligations and the fair value of plan assets, were recognized in the consolidated profit and loss account over the average remaining service lives of employees. The comparative figures for 2003 have been restated to reflect the change in policy.

Following a clarification by the International Financial Reporting Interpretations Committee on the recognition of revenue on pre-completion contracts for the sale of residential development properties, the Group has changed its accounting policy for properties for sale to recognize profit on the sale of properties under development only upon delivery of the completed properties. Previously, the Group had recognized profit by reference to the percentage of completion. The comparative figures for 2003 have been restated to reflect the change in policy.

	2004 US$m	2003 US$m
The adoption of IFRS 2 resulted in:		
Decrease in profit attributable to shareholders	**(2)**	(1)
Decrease in basic earnings per share (US¢)	**(0.51)**	(0.16)
Decrease in diluted earnings per share (US¢)	**(0.51)**	(0.16)
The adoption of IFRS 3 resulted in:		
Increase in total equity at 1st January	**249**	-
The change in accounting policy for defined benefit pension plans resulted in:		
Increase in profit for the year	**9**	14
Increase in profit attributable to shareholders	**9**	13
Decrease in total equity at 1st January	**(139)**	(237)
Increase in basic earnings per share (US¢)	**2.60**	3.59
Increase in diluted earnings per share (US¢)	**2.58**	3.57
The change in accounting policy for properties for sale resulted in:		
Increase/(decrease) in revenue	**201**	(63)
Increase/(decrease) in profit for the year	**37**	(15)
Increase/(decrease) in profit attributable to shareholders	**11**	(4)
Decrease in total equity at 1st January	**(39)**	(23)
Increase/(decrease) in basic earnings per share (US¢)	**3.21**	(1.10)
Increase/(decrease) in diluted earnings per share (US¢)	**3.18**	(1.09)

2. Revenue

	2004 **US$m**	2003 US$m
By business:		
Jardine Pacific	**1,093**	1,189
Jardine Motors Group	**2,082**	1,910
Dairy Farm	**3,956**	3,457
Mandarin Oriental	**337**	218
Jardine Cycle & Carriage	**1,500**	1,614
Other activities	**2**	2
	8,970	8,390

3. Operating Profit

	2004 **US$m**	2003 US$m
By business:		
Jardine Pacific	**67**	63
Jardine Motors Group	**123**	62
Dairy Farm	**265**	130
Mandarin Oriental	**44**	35
Jardine Cycle & Carriage	**83**	20
	582	310
Corporate and other interests	**(98)**	(16)
	484	294

4. Share of Results of Associates and Joint Ventures

	2004 **US$m**	2003 US$m
By business:		
Jardine Pacific	**55**	53
Jardine Motors Group	**13**	15
Jardine Lloyd Thompson	**32**	44
Hongkong Land	**110**	83
Dairy Farm	**21**	18
Mandarin Oriental	**12**	(1)
Jardine Cycle & Carriage	**283**	189
	526	401
Increase/(decrease) in fair value of investment properties		
- Hongkong Land	**611**	(314)
- other	**-**	(1)
	1,137	86

Results are shown after tax and minority interests. In 2003, results are also shown after amortization of goodwill.

5. Tax

	2004 **US$m**	2003 US$m
Current tax	**102**	64
Deferred tax	**(2)**	(2)
	100	62

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax charge of US$2 million *(2003: tax credit of US$1 million)*.

6. Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$947 million *(2003: US$85 million)* and on the weighted average number of 352 million *(2003: 367 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on profit attributable to shareholders of US$946 million *(2003: US$84 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 355 million *(2003: 369 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below:

	2004			2003		
	US$m	Basic earnings per share US¢	Diluted earnings per share US¢	US$m	Basic earnings per share US¢	Diluted earnings per share US¢
Underlying profit	**394**	**112.20**	**110.90**	305	83.08	82.24
Value added tax recovery in Jardine Motors Group	**46**			-		
Underlying profit including value added tax recovery	**440**	**125.15**	**123.73**	305	83.08	82.24
Increase/(decrease) in fair value of investment properties	**503**			(247)		
Other adjustments	**4**			27		
	507			(220)		
Profit attributable to shareholders	**947**	**269.45**	**266.62**	85	23.19	22.70

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

6. Earnings Per Share (continued)

	2004 US$m	2003 US$m
Increase/(decrease) in fair value of investment properties		
- Hongkong Land	**484**	(246)
- other	**19**	(1)
	503	(247)
Sale and closure of businesses		
- Hawaiian restaurant operations	**17**	-
- Pizza Hut South China	**-**	7
- Asia Container Terminals	**20**	-
- Hong Kong Ice & Cold Storage	**9**	-
- United States motor operations	**16**	11
- Polar Motor Group	**6**	-
- French motor operations	**2**	(11)
- New Zealand motor operations	**11**	-
- Australian motor operations	**-**	(4)
- PT Toyota-Astra Motor	**7**	8
- other	**(4)**	(1)
	84	10
Asset impairment		
- listed investment+	**(110)**	-
- Mandarin Oriental Kuala Lumpur	**6**	-
- port facilities	**(25)**	-
- other	**1**	2
	(128)	2
Restructuring of businesses		
- Edaran Otomobil Nasional	**10**	-
- French insurance broking associate	**-**	10
- other	**(4)**	-
	6	10
Realization of exchange losses*	**(9)**	-
Revaluation deficit on properties and provision for onerous leases	**(4)**	(2)
Fair value gain on biological assets	**1**	4
Fair value gain/(loss) on conversion option component of 4.75% Guaranteed Bonds due 2007	**7**	(2)
Sale of leasehold properties	**40**	-
Sale of investments	**7**	8
Debt buyback in an associate	**-**	2
Adjustments for depreciation, amortization and deferred tax#	**-**	(5)
	507	(220)

+ In view of the duration and the extent to which the fair value of the Group's investment in J.P. Morgan Chase was less than its cost, the Directors concluded that the investment was impaired and it was appropriate to write down the cost to market value at 31st December 2004. Accordingly, the cumulative fair value loss of US$110 million as at that date was transferred from reserves to the profit and loss account.

* Arising on repatriation of capital from a foreign subsidiary undertaking.

Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis, and changes in tax rates in respect of deferred tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

7. Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2004 US$m
Tangible assets	**108**
Investment properties	**41**
Total assets	**149**
Creditors and accruals	**(1)**
Total liabilities	**(1)**

Tangible assets held for sale included Dairy Farm's property portfolio in Malaysia of US$107 million, the sale of which is expected to be completed in 2005 at an amount not materially different from the carrying value. Investment properties held for sale comprised of Jardine Cycle & Carriage's land and buildings in Malaysia of which US$37 million related to a property which was sold in January 2005.

8. Dividends

	2004 US$m	2003 US$m
Final dividend in respect of 2003 of US¢25.20 *(2002: US¢22.20)* per share	**152**	136
Interim dividend in respect of 2004 of US¢8.50 *(2003: US¢7.80)* per share	**51**	48
	203	184
Less Company's share of dividends paid on the shares held by subsidiary undertakings	**(83)**	(74)
	120	110

A final dividend in respect of 2004 of US¢31.50 *(2003: US¢25.20)* per share amounting to a total of US$187 million *(2003: US$152 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$78 million *(2003: US$62 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2005.

9. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings

	2004 US$m	2003 US$m
Tangible assets	**3**	152
Leasehold land payments	**-**	6
Current assets	**7**	41
Current liabilities	**(3)**	(70)
Deferred tax liabilities	**-**	(1)
Minority interests	**1**	(4)
Fair value at acquisition	**8**	124
Goodwill attributable to subsidiary undertakings	**18**	64
Total consideration	**26**	188
Adjustment for deferred consideration and carrying value of associates and joint ventures	**-**	(33)
Cash and cash equivalents of subsidiary undertakings acquired	**-**	(7)
Net cash outflow	**26**	148
Payment of deferred consideration	**1**	2
Purchase of shares in Jardine Strategic	**50**	-
Purchase of shares in Dairy Farm	**40**	181
Purchase of shares in Mandarin Oriental	**-**	7
Purchase of shares in Jardine Cycle & Carriage	**52**	-
	169	338

Net cash outflow in 2004 of US$26 million included Jardine Motors Group's acquisition of dealerships in the United Kingdom of US$10 million and Dairy Farm's store acquisitions of US$16 million.

Net cash outflow in 2003 of US$148 million included Jardine Motors Group's acquisition of a BMW dealership in North London of US$27 million, Dairy Farm's acquisition of Shop N Save of US$49 million and stores in Taiwan and Malaysia of US$37 million, and Mandarin Oriental's acquisition of an additional 46.3% interest in its Geneva hotel of US$23 million.

(b) Purchase of associates and joint ventures included Jardine Strategic's increased interest in Hongkong Land of US$55 million *(2003: US$35 million)* and Jardine Cycle & Carriage's increased interest in Astra of US$319 million *(2003: US$135 million).*

9. Notes to Consolidated Cash Flow Statement (continued)

(c) Sale of subsidiary undertakings

	2004 US$m	2003 US$m
Intangible assets	-	2
Tangible assets	76	41
Leasehold land payments	1	-
Deferred tax assets	3	-
Pension assets	-	3
Current assets	140	190
Current liabilities	(66)	(115)
Long-term borrowings	(2)	(8)
Deferred tax liabilities	(6)	-
Pension liabilities	(2)	-
Non-current provisions	(1)	-
Minority interests	(4)	-
Net assets disposed of	139	113
Adjustment for carrying value of other investments	-	(20)
Cumulative exchange translation differences	5	10
Profit on disposal	88	11
Sale proceeds	232	114
Adjustment for deferred consideration	4	(8)
Tax paid on disposals	(23)	-
Cash and cash equivalents of subsidiary undertakings disposed of	(3)	(6)
Net cash inflow	210	100

Net cash inflow in 2004 of US$210 million included Jardine Pacific's sale of its Caterpillar dealerships in Hawaii and Taiwan of US$49 million and Hawaiian restaurant operations of US$37 million, and its interest in United Terminal of US$13 million, Jardine Motors Group's sale of its United States motor operations of US$40 million, Dairy Farm's sale of Hong Kong Ice and Cold Storage of US$20 million and Jardine Cycle & Carriage's sale of its New Zealand motor operations of US$48 million.

Net cash inflow in 2003 of US$100 million included Jardine Motors Group's sale of its Hawaii motor operations of US$56 million and dealerships in the United Kingdom of US$25 million.

(d) Sale of associates and joint ventures in 2004 included Jardine Motors Group's sale of its interest in Polar Motor Group of US$30 million, a repayment of shareholders' loan from Mandarin Oriental, Kuala Lumpur of US$7 million and Jardine Cycle & Carriage's sale of its remaining Australian motor operations of US$6 million. Sale of associates and joint ventures in 2003 included Jardine Pacific's sale of its interest in UMF Singapore and PT Jakarta Land of US$9 million and US$18 million respectively, and a repayment of shareholders' loan from Mandarin Oriental, Macau of US$6 million.

(e) Sale of other investments in 2004 included Mandarin Oriental's corporate investments of US$13 million, Jardine Strategic's interest in Hap Seng Consolidated of US$20 million and other corporate investments of US$24 million. Sale of other investments in 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002.

The final dividend of US¢31.50 per share will be payable on 11th May 2005, subject to approval at the Annual General Meeting to be held on 5th May 2005, to shareholders on the register of members at the close of business on 18th March 2005, and will be available in cash with a scrip alternative. The ex-dividend date will be on 16th March 2005, and the share registers will be closed from 21st to 24th March 2005, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 22nd April 2005. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 27th April 2005. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

GolinHarris
Nick Bradbury (852) 2501 7910

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2004 can be accessed through the Internet at 'www.jardines.com'.

Note to Editors

The Jardine Matheson Group

With a broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels and insurance broking.

The Group's strategy is to build its operations into market leaders across Asia Pacific, each with the support of Jardine Matheson's extensive knowledge of the region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Singapore and Bermuda. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.